AIA SECURITIES, LLC

FINANCIAL STATEMENTS

AND

ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE PERIOD

JULY 31, 2023 THROUGH DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71000

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/31/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AIA Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Venture, Suite 430
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Pelgrim	(877) 247-7557	dpelgrim@aiasecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Pelgrim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AIA Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange)

On January 8, 2024 before me, Laura Marie Anderson, Notary Public
(insert name and title of the officer)

personally appeared Donald H. Pelgrim, Jr.,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ (Seal)

LAURA MARIE ANDERSON
Notary Public - California
Orange County
Commission # 2454113
My Comm. Expires Jul 21, 2027

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of AIA Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of AIA Securities, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the five months then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of AIA Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the five months then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of AIA Securities, LLC's management. My responsibility is to express an opinion on AIA Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to AIA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the AIA Securities, LLC's financial statements. Supplemental Information is the responsibility of the AIA Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as AIA Securities, LLC 's auditor since 2023.
Tarzana, California
January 16, 2024

AIA Securities LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	161,284
Prepaid Expenses	1.756
Total Assets	163,040

LIABILITIES AND EQUITY

LIABILITIES

Accounts Payable	5,193
Total Liabilities	5,193

EQUITY

Members' Equity	157,847
Total Equity	157,847
Total Liabilities and Equity	163,040

The accomopanying notes are an integral part of these financial statements

AIA Securities LLC

Statement of Operations

For the period July 31, 2023 - December 31, 2023

REVENUES:	
Income	0
Total Income	0
EXPENSES:	
Computer and Internet	2,007
Continuing Education	90
Insurance	258
Marketing	240
Payroll Tax	3,702
Professional Fees	15,763
Regulatory	1,206
Rent	2,000
Telephone	247
Wages	49,827
Total Expenses	75,340
LOSS BEFORE INCOME TAXES	(75,340)
INCOME TAX PROVISION (Note 2)	
Income Tax ExpenseNET	800
LOSS	(76,140)

The accomopanying notes are an integral part of these financial statements

AIA Securities LLC

Statement of Changes in Equity

For the period July 31, 2023 - December 31, 2023

	Total Equity
Beginning balance July 31, 2023	$233,987
Capital Contributions	0
Capital Withdrawals	0
Net Loss	(76,140)
Ending balance December 31, 2023	$157,847

The accomopanying notes are an integral part of these financial statements

AIA Securities LLC

Statement of Cash Flows
For the period July 31, 2023 - December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	(76,140)
Adjustments to reconcile net loss used in operating activities:	
Prepaid Expenses	(1,756)
Payroll Liabilities	5,193
Accounts Payable	(3,059)
Net cash used in operating activites	(75,762)
Net cash decrease for period	(75,762)
Cash at beginning of period	237,046
Cash at end of period	161,284

Cash Paid during the year for:	
Interest	$ -
Income Taxes	$ 800

Notes to Financial Statements
December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AIA SECURITIES LLC (the "Company") was formed on April 16, 2019, in the State of California as a limited liability company. The Company was dormant from its inception in 2019 through August 2023 when the Company received approval as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in mergers and acquisitions and private placements. The Company does not hold customer funds or safeguard customer securities.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it receives any engagement and retainer fees and satisfies its performance obligations.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Going Concern – The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Due to the current non-revenue producing status, management has received assurances from the Parent that they have the wherewithal to, and will, infuse additional capital in the future should the Company need it to fund its operations.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company's management has reviewed the results of operations for the period of time from its year end December 31, 2023 through January 16 2024 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31 2023.

Note 2: INCOME TAXES

At December 31, 2023 the Company is subject to a minimum franchise tax of $800.

Note 3: COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company had no commitment, contingency, guarantee, litigation or other legal action that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023 the Company had net capital of $156,092 which was $151,092 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness $5,192 to net capital was 0.03 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dea1er.

Note 5: RELATED PARTY

The Company has an expense sharing agreement with an affiliate to share rent and other common expenses for a monthly amount of $475. Total amount shared for the five months ended December 31, 2023 was $2,375.00. There was no amount due at year ended December 31, 2023.

AIA Securities LLC

Statement of Net Capital
For the year ended December 31, 2023

	Focus 12/31/23	Audit 12/31/23	Change
Members equity December 31, 2023	157,847	157,847	0
Subtract - Non allowable assets:	(1,756)	(1,756)	0
Net Capital	156,091	156,091	0
Minimum net captial	5,000	5,000	0
Excess net capital	151,091	151,091	0
Aggregate indebtedness	5,193	5,193	
Ratio of aggregate indebtedness to net capital	0.03	0.03	

There were no recorded differences between
the audit and focus at December 31, 2023

AIA Securities LLC

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 (e) of the Securities and Exchange Commission
December 31, 2023

The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (b) of the Securities and Exchange Commission
December 31, 2023

The Company has no possession or control obligations under SEC 15c3-3 (b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
AIA Securities, LLC
Irvine, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which AIA Securities, LLC, stated that AIA Securities, LLC's, business activities are limited to private placement of securities and mergers and acquisitions advisory services, and other financial advisory services, and that it has not held customer funds or securities and that AIA Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC staff on April 4, 2014. AIA Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent five months ended December 31, 2023, without exception. AIA Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about AIA Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 16, 2024

Assertations Regarding Exemption Provisions

We, as members of the management of AIA Securities LLC (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent five months ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory services, private placement of securities, and other financial advisory services.

The Company has maintained compliance with the above throughout the period ended December 31, 2023, without exception.

Dated: January 16, 2024

AIA Securities LLC

Donald H. Pelgrim, Jr.
Chief Executive Officer